UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
10 October 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Falconridge Oil Technologies Corp.

File No. 333-191018 -- CF# 30242

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Falconridge Oil Technologies Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 5, 2013, as amended July 22, 2014.

Based on representations by Falconridge Oil Technologies Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through October 7, 2014
Exhibit 10.4	through December 1, 2014
Exhibit 99.1	through October 7, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary